CLIFFORD CHANCE US LLP TWO MANHATTAN WEST 375 9TH AVENUE NEW YORK, NY 10001 TEL +1 212 878 8000 FAX +1 212 878 8375 www.cliffordchance.com
January 20, 2026
VIA EDGAR
Mr. David Gessert, Esq.
Ms. Sandra Hunter Berkheimer, Esq.
Office of Crypto Assets
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	VanEck Avalanche ETF
Amendment No. 4 to Registration Statement on Form S-1
Filed January 16, 2026
File No. 333-285831
Dear Mr. Gessert and Ms. Berkheimer:
On behalf of our client, VanEck Avalanche ETF (the “Trust”), we transmit this letter for filing in connection with the Trust’s Amendment No. 4 to Registration Statement on Form S-1 filed January 16, 2026 (the “Amended Registration Statement”).
The Trust supplementally advises the Staff that the Trust intends to use a fact sheet, substantially as set forth on Annex A attached hereto. Defined terms used in Annex A but not otherwise defined have the meanings ascribed to them in the Amended Registration Statement.
Should the Staff have any questions or comments regarding any of the foregoing, please do not hesitate to call me at (212) 878-3180 or Jason D. Myers at (212) 878-8324.

Sincerely,

/s/ Clifford R. Cone
Clifford R. Cone

cc:	Jan F. van Eck, VanEck Digital Assets, LLC.
Jonathan R. Simon, VanEck Digital Assets, LLC
Matthew A. Babinsky, VanEck Digital Assets, LLC
Jason D. Myers, Clifford Chance US LLP
Jesse Overall, Clifford Chance US LLP
Tae Ho Cho, Clifford Chance US LLP

Annex A
VAVX	VanEck Avalanche ETF

As of December 31, 2025

Fund Details		About VAVX
Trust Ticker	VAVX
Intraday NAV (IIV)	VAVXIV	The Trust's investment objective is to reflect the performance of the price of AVAX, and rewards from staking a portion of the Trust's AVAX, to the extent the Sponsor in its sole discretion determines that the Trust may do so without undue legal or regulatory risk, such as, without limitation, by jeopardizing the Trust’s ability to qualify as a grantor trust for U.S. federal income tax purposes, less the expenses of the Trust’s operations.
Exchange	Nasdaq
Inception Date	11/20/25	Performance History: Average Annual Total Returns* (%)
Sponsor	VanEck Digital Assets, LLC
Custodian	Anchorage Digital Bank N.A.
Coinbase Custody Trust Company, LLC
Marketing Agent	Van Eck Securities Corporation
Trustee	Delaware Trust Company
Total Net Assets ($M)	0.00	Month End as of 12/31/25	1 MO	3 MO	YTD	1 YR	3 YR	5 YR	10 YR	LIFE†
		Quarter End as of 12/31/25	1 MO	3 MO	YTD	1 YR	3 YR	5 YR	10 YR	LIFE†
Fees and Expenses*		*Returns less than one year are not annualized.
Expense Ratio	- %	†Share price is calculated from --, which corresponds to the date the Shares commenced public trading. Net asset value returns are calculated from --, which is the inception date of the Trust.

An investment in the VanEck Avalanche ETF (“VAVX,” or the “Trust”) is subject to significant risk and may not be suitable for all investors. The value of Avalanche is highly volatile, and you can lose your entire principal investment. VAVX is not an investment company registered under the Investment Company Act of 1940 (the “1940 Act”) and therefore is not subject to the same protections as mutual funds or ETFs registered under the 1940 Act.
An investment in the Trust is subject to risks which include, but are not limited to, the historically and potentially future extreme volatility of AVAX, various potential factors that may adversely affect the liquidity of Trust shares, the limited history of the Index from which the value of AVAX and hence the value of Trust shares will be determined, potential threats to the Trust’s AVAX custodians, and the unregulated nature and lack of transparency surrounding the operations of AVAX trading platforms, all of which may ultimately adversely affect the value of shares of the Trust. Please note that this is not an exhaustive list of risks pertaining to the Trust. Please read carefully the prospectus for a complete list of potential risks.
The performance data quoted represents past performance. Past performance is not a guarantee of future results. Investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Performance may be lower or higher than performance data quoted. Please call 800.826.2333 or visit vaneck.com for performance current to the most recent month ended.
The "Net Asset Value" (NAV) of the Trust is determined at the close of each business day, and represents the dollar value of one share of the Trust; it is calculated by taking the total assets of the Trust, subtracting total liabilities, and dividing by the total number of shares outstanding. The NAV is not necessarily the same as the Trust's intraday trading value. Investors should not expect to buy or sell shares at NAV.

VAVX	VanEck Avalanche ETF

As of December 31, 2025

Staking Yields
Percentage Staked	—
Staking Yield on Staked AVAX	—
Gross Staking Yield	—
Net Staking Yield	—

“Staking” refers to delegating a portion of the Fund’s AVAX to third-party validators on the Avalanche network for potential protocol rewards. Gross yield is shown before taxes and fees while net yield reflects them; both are based on net assets per share. Staking yield is not a separate shareholder payment—any rewards or losses affect the Fund’s NAV and performance. Staking entails liquidity, operational, validator, counterparty, and slashing risks, among others. See disclosures below and the prospectus for more information. The staking yield figures presented are estimates based on anticipated staking rewards and may differ from the yield recognized by the Fund on a daily basis.
Important Disclosure
This material must be preceded or accompanied by a prospectus. An investment in the VanEck Avalanche ETF ("VAVX" or the "Trust") may not be suitable for all investors. Before investing, you should carefully consider the Trust's investment objectives, risks, charges, and expenses. Investing involves significant risk, and you could lose money on an investment in the Trust. The value of Avalanche (AVAX) is highly volatile, and the value of the Trust’s shares could decline rapidly, including to zero. You could lose your entire principal investment. For a more complete discussion of the risk factors relative to the Trust, carefully read the prospectus.
The Trust's investment objective is to reflect the performance of the price of Avalanche (“AVAX”) and rewards from staking a portion of the Trust’s AVAX, less the expenses of the Trust's operations. The Trust is a passive investment vehicle that does not seek to pursue any investment strategy beyond reflecting the performance of the price of AVAX and any rewards from staking a portion of the Trust’s AVAX.
The Trust is not an investment company registered under the Investment Company Act of 1940 (“1940 Act”) or a commodity pool for the purposes of the Commodity Exchange Act (“CEA”). Shares of the Trust are not subject to the same regulatory requirements as mutual funds. As a result, shareholders of VAVX do not have the protections associated with ownership of shares in an investment company registered under the 1940 Act or the protections afforded by the CEA.
An investment in the Trust is subject to risks which include, but are not limited to, the historically and potentially future extreme volatility of AVAX, various potential factors that may adversely affect the liquidity of Trust shares, the limited history of the Index from which the value of AVAX and hence the value of Trust shares will be determined, potential threats to the Trust’s AVAX custodians, and the unregulated nature and lack of transparency surrounding the operations of AVAX trading platforms, all of which may ultimately adversely affect the value of shares of the Trust.
Staking Risks: As part of its strategy, the Trust intends to stake a portion of its AVAX via third-party staking service providers, which ientails a number of risks. AVAX that is staked will undergo activation and de-activation (or withdrawal) periods during which it is locked up and inaccessible, meaning the Trust may not be able to quickly liquidate these assets to satisfy redemption requests—particularly in volatile or stressed market conditions. Validators to which AVAX is delegated may behave improperly or suffer performance failures (e.g., downtime or misconfiguration), and in some cases “slashing” or protocol-imposed penalties may apply for such misbehavior, resulting in a loss of staked AVAX. There is counterparty and operational risk associated with the staking service providers (and the custodians facilitating staking), including reliance on their security, compliance, and ability to operate under adverse conditions. Additionally, staking rewards are subject to fees and possible withholding obligations, and the timing, amount and recognition (for tax purposes) of staking rewards may be uncertain. Finally, regulatory or legal changes—such as a U.S. federal income tax law or securities regulations—could affect whether staking activities or liquid staking tokens may be used, or whether they jeopardize the Trust’s qualification (e.g., as a grantor trust) or impose unanticipated costs.
Please note that this is not an exhaustive list of risks pertaining to the Trust. Please read carefully the prospectus for a complete list of potential risks.
Because shares of the Trust are intended to reflect the price of the AVAX held in the Trust, the market price of the shares is subject to fluctuations similar to those affecting AVAX prices. Additionally, shares of the Trust are bought and sold at market price, not at net asset value (“NAV”). Brokerage commissions will reduce returns.
Trust shares trade like stocks, are subject to investment risk, and will fluctuate in market value. The value of Trust shares relates directly to the value of the AVAX held by the Trust (less its expenses), and fluctuations in the price of AVAX could materially and adversely affect an investment in the shares. The price received upon the sale of the shares, which trade at market price, may be more or less than the value of the AVAX represented by them. The Trust does not generate any income, and as the Trust regularly issues shares to pay for the Sponsor’s ongoing expenses, the amount of AVAX represented by each Share will decline over time.
This content is published in the United States for residents of specified countries. Investors are subject to securities and tax regulations within their applicable jurisdictions that are not addressed in this content. Nothing in this content should be considered a solicitation to buy or an offer to sell shares of any investment in any jurisdiction where the offer or solicitation would be unlawful under the securities laws of such jurisdiction, nor is it intended as investment, tax, financial, or legal advice. Investors should seek such professional advice for their particular situation and jurisdiction.
The Sponsor of the Trust is VanEck Digital Assets, LLC. The Marketing Agent for the Trust is Van Eck Securities Corporation. VanEck Digital Assets, LLC, and Van Eck Securities Corporation are wholly-owned subsidiaries of Van Eck Associates Corporation.
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FUND TICKER: VAVX    800.826.2333    VANECK.COM